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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                          For the Month of January 2005
                       News Release dated January 26, 2005
                                  ------------

                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                            -------------------------
                  (Translation of registrant's name in English)

        1630 WATERFRONT CENTRE, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6
        -----------------------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:   Form 20-F         40-F     X
                                                ------       --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes:             No:    X
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[ID BIOMEDICAL LOGO]

FOR IMMEDIATE RELEASE


                 ID BIOMEDICAL ANNOUNCES IMMUNOGENICITY RESULTS
                        FROM PHASE II TRIAL OF STREPTAVAX

VANCOUVER, BC - JANUARY 26, 2005 - ID Biomedical Corporation (TSX: IDB; NASDAQ:
IDBE) announced today that it has completed its final analysis of immune responses of adults in its Phase II trial of StreptAvax(TM) vaccine, the Company's subunit protein-based vaccine against group A streptococcal diseases. The trial enrolled 90 healthy adult subjects, 70 of whom received StreptAvax and 20 of whom received hepatitis A vaccine as a comparator. All subjects received three doses of vaccine, and serum antibody responses were measured after the third dose.

StreptAvax is designed to induce protective immune responses to 26 different M protein serotypes of group A streptococci which are responsible for causing the vast majority of disease, including the types that are the most common causes of "strep throat" and invasive infections (so-called "flesh-eating disease") in North America as well as the types historically associated with the most feared complication of strep throat - acute rheumatic fever. In addition, the vaccine also includes a 27th peptide derived from another protein, called SPA, which is expressed by many important pathogenic strains of streptococci.

The results reported today show that, among the 70 subjects who received StreptAvax, there was a statistically significant (p < 0.0001) increase in serum antibodies to every one of the 26 M protein serotypes, and to the SPA protein. The average increase in antibody levels across the population of StreptAvax recipients was 11.3 fold for each vaccine peptide. Viewed as individuals, StreptAvax recipients responded to a median of 25 (91%) of the different streptococcal peptides in the vaccine, and each peptide elicited a significant immune response in a median of 87% of vaccinees. By way of contrast, the group of 20 subjects who received hepatitis A vaccine had no significant antibody increase against any of the streptococcal peptides.

The pattern of overall safety established in the Phase I trial continued in this study.


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 "These new data confirm both the impressive strength and breadth of the immune response and are consistent with our Phase I data. Additionally, StreptAvax continues to have a relatively benign safety profile. The strong and consistent antibody response data, combined with the absence of significant safety findings, will lend strong support to the entry of StreptAvax into pediatric populations," said Louis Fries, M.D., Vice President of Clinical Affairs for ID Biomedical.

Over the past year, ID Biomedical has made preparations for StreptAvax clinical testing in pediatric populations. ID Biomedical has developed a unique database of the normal variation of echocardiograms over time in healthy children, which will allow this diagnostic test to be used accurately as a safety monitoring tool in pediatric subjects. In addition, the Company has developed and qualified a new quantitative immunoassay method for group A streptococcal antibodies for the volumes of serum available from small children.

The Company expects the final one-year safety analysis on all adult data, as well as manufacturing data from additional production runs, to be ready toward the end of the first quarter in support of a pre-IND meeting with the FDA focusing on pediatric trials strategy. The Company plans to begin Phase II pediatric clinical testing later in 2005. This initial study is expected to include both dose-finding and age step-down components.

ABOUT GROUP A STREPTOCOCCAL INFECTIONS

Group A streptococcus is responsible for common infections of the throat ("strep throat') and skin. Left untreated, these infections can lead to life-threatening diseases such as necrotizing fascitis ("flesh-eating disease") and toxic shock syndrome. In addition, infections with group A streptococci can trigger a variety of serious "post-streptococcal diseases," including rheumatic fever, post-streptococcal glomerulonephritis (a form of kidney disease), and neurologic abnormalities.

In the United States alone it is estimated that there are 25-35 million doctor visits each year for suspected group A streptococcal infections, making it one of the most common childhood illnesses for which no preventative vaccine exists.

ABOUT ID BIOMEDICAL

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products. It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States. ID Biomedical is dedicated to becoming a premier vaccine company with significant marketed products worldwide and an extensive pipeline in both clinical and preclinical development.


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ID Biomedical has a leading position in the Canadian influenza market. It received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event. It also currently supplies approximately 75% of the Canadian government's influenza vaccine purchases.

For further information on ID Biomedical, please visit the Company's website at www.idbiomedical.com.

The information in this news release contains so-called "forward-looking" statements. These include statements regarding ID Biomedical's expectations and plans relating to the integration of the vaccine business acquired from Shire, statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes", and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company's ability to successfully integrate the Shire vaccine business; (ii) the company's ability to successfully complete preclinical and clinical development of its products; (iii) the company's ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the company's revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing;
(vi) the company's ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company's filings with the Securities and Exchange Commission. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.



For further information, please contact:

INVESTOR RELATIONS / MEDIA

Dean Linden                                                Michele Roy
(604) 431-9314                                             (450) 978-6313
dlinden@idbiomedical.com                                   mroy@idbiomedical.com


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ID Biomedical Corporation


                                      By:     /s/  Anthony F. Holler
                                          --------------------------------------
                                      Anthony F. Holler, Chief Executive Officer

Date: January 31, 2005